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FEB 2 7 2017

Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D.NO.

1500 WESTLAKE AVE. N., STE 200

SEATTLE	WA	98109-3031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN O. NELSON, JR.   (206) 682-6261
                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
                (Name – if individual, state last, first, middle name)

601 UNION ST., STE. 2300	SEATTLE	WA .	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)

**Potential persons who are to respond to the collection of Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06.02)

1

OATH OR AFFIRMATION

I, _____MARTIN O. NELSON, JR._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____MARTIN NELSON & CO., INC._____, **as** of _____DECEMBER 31___, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

This report ** contains (check all applicable boxes):

☒ (a)   Facing Page.
☒ (b)   Statement of Financial Condition.
☒ (c)   Statement of Income (Loss).
☒ (d)   Statement of Changes in Financial Condition.   (CASH FLOWS)
☒ (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.   (NOT APPLICABLE)
☒ (g)   Computation of Net Capital.
☐ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not applicable.
☐ (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Not applicable.
☒ (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
☐ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.   (NOT APPLICABLE)
☒ (l)   An Oath or Affirmation.
☒ (m)   A copy of the SIPC Supplemental Report.   (SEE THE SEPARATELY BOUND REPORT)
☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.   (NOT APPLICABLE)

Reserve requirement not applicable.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

☒ (o)   2016 Exemption Report


petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. ("the Company") as of December 31, 2016, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Report, Part IIA, and the Audited Computations of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

Seattle, Washington
February 15, 2017

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	32,509
Receivable from clearing firm		639,944
Prepaid expenses		15,540
Investments		2,386,830
Income tax receivable		960
Notes Receivable		8,112
Furniture and equipment, net of accumulated depreciation of $425,007.		13,032
	$	3,096,927

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	34,669
Deferred income tax liability		148,000
Total liabilities		182,669
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		2,899,548
		2,914,258
	$	3,096,927

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

Revenues		
Commissions	$	1,056,459
Fees from municipal underwriting		234,520
Gain on securities held for resale		179,555
Realized gain on securities held as investments		125,240
Unrealized gain on securities held as investments		262,817
Advisor income		93,619
Interest and dividends		108,786
		2,060,996
Expenses		
Compensation and benefits		936,716
Rent		209,904
Profit sharing contribution		124,514
Dues and subscriptions		107,596
Taxes, other than on income		98,392
Professional fees		38,426
Telephone		33,149
Interest		25,288
Underwriting expense		20,774
Office supplies		10,524
Auto		17,684
Contributions		7,907
Travel		7,202
Insurance		6,411
Depreciation		5,234
Entertainment		4,677
Other operating expenses		3,571
Advertising		2,582
		1,660,551
Income before taxes		400,445
Income tax expense		(85,592)
Net income	$	**314,853**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2016

	Common Shares		Common Stock		Retained Earnings		Total
Balance, December 31, 2015	1,471	$	14,710	$	2,584,695	$	2,599,405
Net income for 2016					314,853		314,853
Balance, December 31, 2016	1,471	$	14,710	$	2,899,548	$	2,914,258

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	314,853
Adjustments to reconcile net income to cash flows		
from operating activities		
Depreciation		5,234
Deferred tax benefit		82,200
Realized gain on securities held as investments		(125,240)
Unrealized loss on securities held as investments		(262,817)
Changes in operating assets and liabilities		
Accounts receivable		42,829
Receivable from clearing firm		(2,136)
Prepaid expenses		(3,330)
Accounts payable and accrued expenses		(14,943)
Income tax receivable/payable		(5,400)
Cash flows from operating activities		31,250
Cash Flows from Investing Activities		
Purchase of investments		(345,412)
Proceeds from sale of investments		323,750
Cash flows from investing activities		(21,662)
Change in cash		**9,588**
Cash Balance, Beginning of Year		22,921
Cash Balance, End of Year	$	32,509
Supplemental Cash Flow Information		
Cash paid during the year for:		
Federal income tax	$	8,792
Interest	$	25,288

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are primarily individuals located in the Pacific Northwest. The Company is also involved in underwriting of municipal bonds and earns an underwriting fee when the underwriting is completed. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances at various financial institutions. The balances occasionally exceed federally insured limits. Cash balances are available for immediate withdrawal.

Revenue Recognition

Commissions associated with the securities transactions are recognized on a trade date basis. Fees from municipal underwriting are recognized when the related services are completed. Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions. An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Investments

Investments consist of various common stocks and municipal bonds that are carried at fair value. The majority of fair value of common stocks is based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy. The fair value of certain common stocks are based on observable market inputs which are classified within Level 2 of the hierarchy, consisting of quoted values of the same securities traded around December 31, 2016, as these securities are not traded on a regular basis. The fair value of municipal bonds is based on observable market inputs and is classified within Level 2 of the fair value hierarchy, consisting of quoted values of the same securities traded around December 31, 2016, as these securities are not traded on a regular basis. Two issuers of common stock represented 25% of all investments as of December 31, 2016.

The fair value of investments at December 31, 2016, was determined within the above fair value hierarchy as follows:

	Level 1 Inputs	Level 2 Inputs	Total
Investments			
Common stocks	$ 1,994,611	$ 392,219	$ 2,386,830
Municipal bonds		-	-
Total investments	$ 1,994,611	$ 392,219	$ 2,386,830

Furniture and Equipment/Leasehold Improvements

Furniture and equipment are stated at cost and are depreciated using straight-line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized using straight-line over the shorter of their estimated lives or the anticipated term of the lease and are fully amortized as of December 31, 2016 ($343,335) and are not presented on the statement of financial condition.

Advertising

Advertising costs are expensed as incurred.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in depreciation rates on property. At December 31, 2016, the components of net deferred tax liabilities are as follows:

Furniture and equipment	$	104,000
Investments		(260,000)
Contributions CY		8,000
	$	(148,000)

The income tax expense is composed of:

Current provision	$	(3,392)
Deferred benefit		(82,200)
	$	(85,592)

The provision for federal income tax may differ from the statutory rate primarily due interest income that is exempt from tax and the dividends received deduction.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2016.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 15, 2016.

Note 2.   Clearing Organization

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains

customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 3. Leases

The Company has an office lease agreement with a company owned by the president's immediate family members. The office space is leased under a non-cancelable operating lease expiring on December 31, 2016 and is month to month susequest to that date. Additionally, the Company has a non-cancelable office lease agreement for office space in Portland, expiring on March 31, 2017. The total rent expense paid to the related party amounted to $145,241 and the total rent expense paid under the Portland lease amounted to $64,664 for the year ended December 31, 2016. Minimum future lease payments under the Portland non-cancelable operating for 2017 is $16,628.

Note 4. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments (other than the non-cancelable lease described in Note 3), guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2016.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2016, the Company had computed net capital of $2,176,584 which was in excess of the required net capital level by $1,926,584. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 0.016 to 1.

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2016

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	2,914,258
Deductions:		
Furniture and equipment		13,032
Note receivable		8,112
Income tax receivable		960
Petty cash		50
Prepaid expenses		15,540
		37,694
Haircuts on securities:		
Equity securities		695,157
Undue concentration haircuts		4,823
		699,980
Total deductions and haircuts		737,674
Net capital		2,176,584
Minimum net capital		250,000
Excess net capital	$	1,926,584

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness		
Accounts payable and accrued expenses	$	34,669
Total aggregate indebtedness	$	34,669

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		1.6%
Ratio of aggregate indebtedness to net capital		0.016 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF THE NET CAPITAL
PER THE BROKER'S UNAUDITED FOCUS REPORT PART IIA, AND THE AUDITED COMPUTATION OF NET
CAPITAL
December 31, 2016

Net capital, per the broker's unaudited Focus Report, Part II A, and net capital per audited financial statements	$	2,176,584

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

February 15, 2017

<u>2016 Exemption Report</u>

Martin Nelson & Co., Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Martin Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Martin Nelson & Company, Inc.

Martin O. Nelson, Jr.
Preisdent



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have reviewed management's statements, included in the accompanying 2016 Exemption Report, in which (1) Martin Nelson & Co., Inc. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) ("the exemption provisions") and (2) the Company stated that the Company has met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

Seattle, Washington
February 15, 2017

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS